March 4, 2018 FAW

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "Agreement") is made, entered into and executed as of ~~November 1, 2017, by~~ and between Frank Alan Walters (hereinafter referred to as "Executive"), and Sharing Services, Inc. , a Nevada corporation (hereinafter referred to as "Employer").

WITNESSETH:

WHEREAS, Employer desires to employ Executive as Vice President, Treasurer and Chief Financial Officer (CFO) of Employer.

WHEREAS, Executive desires to accept such employment on the terms and conditions herein set forth;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Employer and Executive hereby agree as follows.

ARTICLE I
AGREEMENT

Employment

1.01. Subject to the terms and conditions of this Agreement, Employer agrees to employ Executive as CFO of Employer and Executive hereby accepts such employment with Employer. Executive's employment with Employer is on an at-will basis, meaning that either Executive or Employer may terminate the employment relationship at any time for any reason, with or without cause, not expressly prohibited by law. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of the termination of Executive's employment with Employer. The at-will nature of Executive's employment cannot be modified orally, but instead may be modified only by written agreement signed by both parties.

Term

1.02. The employment of the Executive by Employer shall commence on the date of this Agreement and continue for a "term" of three (3) years unless terminated by the Executive or by Employer pursuant to the provisions of this Agreement. The period beginning on the date hereof and continuing until this Agreement is terminated is referred to herein as the "Term".

ARTICLE II
TITLE AND AUTHORITY

General

2.01. Executive agrees to act as CFO of Employer and perform the duties of such positions or offices. Executive shall render such services as are normally delegated to such positions and such other additional services that relate to such positions or offices and that may be delegated to him from time to time by the Chief Executive Officer of Employer (the "CEO") or the

Board of Directors (the "Board") of Employer. Executive further agrees to hold such additional positions of the Employer as may be assigned to him from time to time by the CEO. In performing such duties hereunder, Executive shall give Employer the benefit of his special knowledge, skills, contacts and business experience and shall devote all of his business time, attention, ability and energy exclusively to the business of Employer. Executive shall office in Plano, Texas at the Employer's place of business located st 3820 American Drive Suite 300, Plano, Texas 75075.

ARTICLE III
COMPENSATION

3.01. As compensation for services rendered under this Agreement, Executive shall be entitled to receive from the Employer an aggregate minimum base salary of One Hundred Eighty Thousand Dollars ($180,000) per annum for each 12 month period from the date hereof. The base salary to be paid to Executive hereunder shall be paid in equal installments in accordance with Employer's normal payroll practice and shall be less applicable withholding, FICA, Medicare, FUTA, SUTA and other taxes, if any. Such installments shall be paid on such days of each month, as determined by Employer from time to time.

3.02. Additional compensation to include a monthly car allowance of $900 per month. Executive will also be reimbursed weekly for all purchases and expenses incurred on behalf of Employer.

3.03. Executive will be granted 3 million options to purchase Preferred Series A shares in Employer at Par Value of .0001 and subject to all the standard terms, conditions and vest immediately.

3.04. **Changes in Compensation**

3.05. Nothing in this Agreement shall either prevent or require the CEO or the Board of Directors of Employer (the "Board of Directors") from increasing, in their sole and absolute discretion, prospectively or retroactively, any compensation or other benefits payable or provided to Executive.

Discretionary Bonus

3.06. Executive shall be eligible to participate in such bonus plan as may be approved from time to time by the Board of Directors of Employer; provided that nothing herein shall obligate Employer to pay any bonuses to Executive.

ARTICLE IV
BENEFITS

Medical Care Plan

4.01. Executive shall be eligible to participate in all Health, Dental, Vision, Life insurance and other employee benefits provided from time to time to all other executives of the Employer, which may include the cost of benefits obtained through Executive's spouse or the cost of Medicare and Medigap insurance whichever best benefits Executive and Employer.

4.02. .

Vacation (PTO)

4.03. Executive shall be entitled to paid vacation in accordance with Employer's written vacation policy, as in effect from time to time during the Term, but in no case less than three (3) weeks per year.

Employee Benefit Plans

4.04. Executive shall be entitled to participate in Employer's employee benefit plans established from time to time for its employees.

ARTICLE V
TERMINATION

General

5.01. Employer and Executive shall have the right to terminate the employment of Executive, with cause, as defined herein and not expressly prohibited by law. Upon termination of Executive's employment without cause, Executive shall receive such amounts as are owed to him under this Agreement. Executive shall also be entitled to the severance benefits set forth in this Article V. In any event, Employer may deduct from Executive's paycheck any unauthorized expenses, charges or misappropriations for which Employer may be responsible as the result of Executive's conduct.

Termination without Cause prior to a Change in Control

5.02. In the event that Employer terminates Executive's employment with Employer without Cause (as defined below) prior to a Change in Control (as defined below), then Employer shall pay to Executive severance pay in an amount equal to the base salary that would be payable to Executive over the period commencing on the date of termination and ending twelve (12) months thereafter or through the entire term of tis Agreement, which ever is longer (the "Severance Period"), which severance pay shall be paid to Executive in one lump sum within 30 days of the effective date of termination of employment.

Termination after a Change in Control

5.03. In the event that Employer terminates Executive's employment with Employer without Cause, or Executive terminates his employment with Employer for Good Reason (as defined below), during the period commencing on the effective date of a Change in Control and ending one year thereafter, then Employer shall pay to Executive severance pay in an amount equal to the entire compensation that would be payable to Executive over the period commencing on the date of termination ending twelve (12) months thereafter, whichever is longer, which severance pay shall be paid to Executive in one lump sum within 30 days of the date of termination of employment.

Certain Definitions

5.04. For purposes of this Agreement, the following terms shall have the following meanings:

A. The term "Cause" shall mean:

(i) Failure of Executive to be present for work and duties as set forth herein for ten (10) or more consecutive business days (except during vacation and periods of illness as set forth herein) without giving prior written notice to the CEO or the Board of Directors and receiving approval of the CEO or the Board of Directors of such absence, which approval shall not be unreasonably withheld;

(ii) Executive's conviction for a felony offense or commission by Executive of any act abhorrent to the community that the CEO or the Board of Directors considers materially damaging to or tending to discredit the reputation of Employer or its respective successors and assigns;

(iii) Dishonesty, fraud, willful misconduct, unlawful discrimination or theft on the part of Executive (whether within the workplace or elsewhere);

(iv) Executive's using for his own benefit or the benefit of any third party any material, non-public information, confidential information or proprietary information of Employer or its respective successors and assigns, or willfully or negligently divulging any such information to third parties without the prior written consent of the CEO or the Board of Directors, or any violation by Executive of any of its obligations under Article VII hereof;

(v) Executive's public drunkenness, use of illegal substances or drugs or the use, possession, distribution or being under the influence of alcohol or illegal substances or drugs in the workplace. The only exception is that Executive may consume alcohol reasonably and responsibly, if he so chooses, at legitimate business events and functions where alcohol is legally available; and

(vi) The determination by the Board of Directors that, in the good faith opinion of the Board of Directors, Executive has continually failed or refused to comply, after written notice and a cure period of 45 days of such failure or refusal, with the policies, standards, regulations, instructions, or directions of Employer as they currently exist or as they may be reasonably modified from time to time.

B. The term "Change in Control" shall mean:

(i) A merger or consolidation involving Employer as a consequence of which those persons who held a majority of the voting stock of Employer immediately prior to such merger or consolidation do not hold either directly or indirectly a majority of the voting stock of Employer (or, if applicable, the surviving company of such merger or consolidation) after the consummation of such merger or consolidation;

(ii) A transfer, in a single transaction or a series of related transactions, of voting or beneficial control of a majority of Employer ' s then outstanding Common and voting

Stock to persons who do not own controlling interest in Employer prior to the transaction or series of transactions any preferred or common stock of the Employer; or

(iii) The sale of all or substantially all of the assets of Employer to any person or "group" of persons (other than to a person who owns a majority or more of the Common Stock of Employer, or to a subsidiary of Employer, or to an entity whose equity interests are owned directly or indirectly either by Employer or by a person who owns directly or indirectly a majority or more of the Common Stock of Employer).

C. The term "Good Reason" shall mean:

(i) Employer shall require that the Executive relocate outside of the Plano, Texas area;

(ii) Employer shall substantially diminish the responsibilities of the Executive (other than in connection with the Executive's availability by reason of disability or otherwise); or

(iii) Employer shall materially reduce the compensation of Executive.

ARTICLE VI
EXPENSE REIMBURSEMENT

Executive is authorized to incur reasonable business expenses in connection with the business of Employer, including expenditures for entertainment and travel. Subject to the requirements of this Article VI, Employer will reimburse Executive from time to time for all business expenses that are determined to be reasonable by the CEO or the Board of Directors or any officer of Employer designated by the CEO or the Board of Directors to review and approve those expenses. All reimbursements are contingent upon Executive providing to the Employer a receipt for each expenditure and an account book or expense record in which Executive recorded at or near the time each expenditure was made: the amount of the expenditure; the time, place and designation of the type of entertainment and travel or other expense; the business or other reason for the expenditure; and the names, occupations and addresses of each person who was entertained.

ARTICLE VII
COVENANT NOT TO COMPETE, TRADE SECRETS, AND ASSIGNMENTS

Covenant Not to Compete

7.01. Executive recognizes and acknowledges that Employer is placing its confidence and trust in the Executive. Executive will have access to information which enables Employer to be successful in its business. Some of the information may be confidential and constitute trade secrets; however, that information when combined with all other information regarding Employer constitutes proprietary information and methods that could seriously affect the ability of Employer to do business if Executive were allowed to use it other than for Employer. Executive, therefore, covenants and agrees that for a period beginning on the date hereof and ending two years after the date of termination of Executive's employment with Employer, Executive shall not continue or commence to:

A. Engage in or carry on any business or in any way become associated with any business that is in competition with the Business of Employer (as such term is used and defined herein).

B. Attempt in any manner (i) to solicit from any person or entity that is a client of Employer as of the date of termination of Executive's employment (or that was a client of Employer at any time prior to the date of termination of Executive's employment), business of the type performed by Employer for such client as of the date of termination of Executive's employment (or business of the type formerly performed by Employer for such client prior to the date of Executive's termination of employment), (ii) to persuade any client of Employer to cease to do business or to reduce the amount of business which any such client has customarily done with Employer or contemplates doing with Employer; or (iii) to provide to or for any client of Employer any services or products of the type provided by Employer to such client as of the date of termination of Executive's employment (or provided by Employer to such client at any time prior to the date of termination of Executive's employment); provided that the foregoing shall not prohibit Executive from soliciting from or providing to any client of Employer services or products similar to the types of services or products provided by Employer to such client if such services or products are first provided by Employer to such client after the date of termination of Executive's employment. As used herein the noun "client" shall mean any person or entity who is a client, customer, supplier, sales representative or other person or entity (i) who does business with Employer as of the date hereof or as of the date of termination of Executive's employment or at any time in between such times or (ii) to whom Employer has made a formal presentation (or similar offering of services) within a period of twelve (12) months preceding the date hereof or during the period commencing on the date hereof and ending on the date of termination of Executive's employment;

C. Be or become an employee, agent, consultant or representative of or become a director or officer of or be otherwise in any manner associated with any person, firm, corporation, association or other entity that is engaged in or currently intends to become engaged in or is carrying on any business that is in competition with the Business of Employer;

D. Solicit for employment, without express written authorization to do so, or employ any person employed by Employer at any time during the twelve month (12-month) period immediately preceding such solicitation or employment; and

E. Be or become a shareholder, joint venturer in or owner (in whole or in part) of or be a partner of or associated with or have any proprietary or financial interest in any firm, corporation, joint venture, partnership or association or other entity that is engaged in or is carrying on any business that is in competition with Business of Employer.

Executive hereby recognizes and acknowledges that the existing business area of Employer extends throughout the United States and therefore agrees that the covenants not to compete contained in this Section 7.01 shall be applicable in and throughout such area. Executive further warrants and represents that, because of his varied skill and abilities, he does not need to compete with the Direct Sales and travel related business of Employer in the area described above, in order

to make a living. Nothing in this Section will prevent Executive from owning five percent (5%) or less of the stock of any publicly traded corporation after the termination of his employment as long as Executive is not a participant in the management or affairs of the corporation in a manner that would otherwise violate any prohibition contained in this Section. Executive further acknowledges that all references in this Section 7.1 and in Sections 7.02, 7.03 and 7.04 to "Employer" shall include all existing and future subsidiaries of Employer and any successor thereof, and the covenant not to compete granted in this Section 7.1 shall extend to all such entities.

Trade Secrets

7.02. Executive recognizes and acknowledges that information in whatever form it may exist pertaining to the financial condition of Employer, its products, processes, properties, assets, inventions, proprietary rights, customers, specifically targeted potential customers, markets, technology, know-how, trade secrets, prospects, proposals, concepts and all other aspects of the business of Employer (collectively "Confidential Information") is valuable, special and unique. Accordingly, Executive agrees that he will not during the Term of his employment with Employer or for two (2) years thereafter, disclose any such Confidential Information to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever or make use in any other way to his personal advantage or to the advantage of any third parties, of any Confidential Information available to him.

Records

7.03. All files of customers and of Employer and all records of the accounts of customers, and any other records, memoranda, etc., relating in any manner whatsoever to the customers, Employer's product, the business of Employer, the Confidential Information, suppliers or prospective customers or prospective suppliers of Employer, whether prepared by Executive or otherwise coming into his possession, shall be the exclusive property of Employer. All such files and records shall be immediately placed in the physical possession of Employer on the termination of Executive's employment with Employer or at any other time specified by the CEO or the Board of Directors. Executive agrees not to retain or use duplicates in any form of such files and records by Executive is prohibited after the termination of Executive's employment with Employer and acknowledges that such use is prohibited.

7.04. Disclosure and Assignment of Rights.

A. Executive shall disclose in writing to Employer full and complete details respecting any Confidential Information, inventions, enhancements, technology or other proprietary assets whether tangible or intangible (collectively "Confidential Information and Proprietary Assets") that Executive may devise, develop, invent, compile, enhance, design, write or discover (whether alone or with others or whether during or after business hours, or whether at the premises of Employer, the home of Executive or elsewhere) while he is employed by the Employer. Such disclosure shall be made promptly upon such development, enhancement, invention, compilation, design, writing or discovery having been made or created, and shall be disclosed in writing pursuant to such form as Employer may from time to time provide.

B. Executive agrees to assign and does hereby irrevocably assign to Employer all of his right, title and interest in and to any Confidential Information and Proprietary Assets that relates to the business of the Employer (including without limitation the business in which Employer is engaged in on the date hereof and as of the date of termination of Executive's employment and at all times in between such times) that he has devised, developed, invented, compiled, enhanced, designed, written or discovered (whether alone or with others or whether during or after business hours, or whether at the premises of Employer, the home of Executive or elsewhere), or in which he may otherwise obtain any rights, while he is or was employed by Employer. Executive agrees to take any actions, including the execution of documents or instruments, that the Employer may reasonably require to effect the Executive's assignment of rights pursuant to this Section 7.04, and Executive hereby constitutes and appoints, with full power of substitution and resubstitution, the President and any Vice President, acting alone, of Employer as his attorney-in-fact to execute and deliver on behalf and in the stead of Executive any documents or instruments that Executive is obligated to execute and deliver pursuant to this Section 7.04.

C. Executive shall promptly notify Employer of any patent relating to any portion of the Confidential Information and Proprietary Assets that is applied for by any person or entity or issued to any person or entity (including Executive) ("Patent"). Such notice shall be in writing in such form as Employer may from time to time require. On the written request of Employer, Executive shall sell to Employer, and Employer shall purchase from Executive, all right, title and interest of Executive in and to any Patent, whether or not Executive is employed by Employer at the time the Patent issues. The purchase price for any Patent or Copyright shall be one dollar ($l) and shall be paid by Employer at the time it makes the written request to purchase the Patent or Copyright. Executive agrees to execute any and all documents and instruments necessary to evidence and effect the transfer to Employer of all right, title and interest of Executive in and to the Patent or Copyright.

D. At the request of Employer, Executive shall assist Employer in applying for and obtaining both domestic and foreign patents or copyrights, as the case may be, on all Confidential Information and Proprietary Assets that Employer deems to be patentable or copyrightable that he has previously devised, developed, invented, compiled, written, designed or discovered or that he may devise, develop, invent, compile, design, write or discover, (whether alone or with others or whether during or after business hours, or whether at the premises of Employer, the home of Executive or elsewhere), while he is or was employed by Employer, and Executive shall execute at any time or times any and all documents and perform all acts reasonably requested by Employer and that Employer deems to be necessary or desirable in order to obtain such patents or copyrights or otherwise to vest in Employer full and exclusive title and interest in and to all such Confidential Information and Proprietary Assets, to protect the same against infringement by others and otherwise to aid Employer in connection with any continuations, renewals or reissues of any patents or copyrights, or in the conduct of any proceedings or litigation in regard thereto. All expenses of procuring any patent or copyrights shall be borne by Employer.

E. Executive has no inventions and/or other rights or items made or conceived by Executive prior to the date hereof that are not in the public domain or the property of Employer that in any manner could be deemed to be Confidential Information and Proprietary Assets.

F. Notwithstanding anything to the contrary contained in this Section 7.04, the intellectual property currently possessed by Executive and listed on Schedule A attached hereto will be exempt from this Section 7.04.

Breach

7.05. Executive hereby recognizes and acknowledges that irreparable injury or damage shall result to the business of Employer in the event of a breach or threatened breach by Executive of any of the terms or provisions of this Article VII, and Executive therefore agrees that Employer shall be entitled to an injunction restraining Executive from engaging in any activity constituting such breach or threatened breach. Nothing contained herein shall be construed as prohibiting Employer from pursuing any other remedies available to Employer at law or in equity for such breach or threatened breach, including, but not limited to, the recovery of damages from Executive and, if Executive is an employee of the Employer, terminating the employment of Executive in accordance with the terms and provisions of this Agreement.

Survival

7.06. Except as set forth below in this Section 7.06, notwithstanding the termination of the employment of Executive or the termination of this Agreement, the provisions of this Article VII shall survive and be binding upon Executive unless a written agreement that specifically refers to the termination of the obligations and covenants of this Article VII is executed by Employer. The provisions of Section 7.01 and Section 7.02 shall terminate two (2) years after the date of termination (no matter how such termination occurs).

ARTICLE VIII
MISCELLANEOUS

Notices

8.01. Any notices to be given hereunder by either party to the other may be effected either by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the following addresses:

If to Employer: John "JT" Thatch , SHRV
1700 Coit Road
Plano, TX 75075

Attn:

If to Executive: Frank Alan Walters
11109 New Orleans Drive
Frisco, TX 75035

Any party may change his or its address by written notice in accordance with this Section. Notices delivered personally shall be deemed communicated as of actual receipt, mailed notices shall be deemed communicated as of three (3) days after proper mailing.

Inclusion of Entire Agreement Herein

8.02. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Executive by Employer (including any letter agreements, letter offers or employment offers) and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Any existing employment agreement between Executive and Employer is hereby terminated effective as of the date hereof and shall be of no further force or effect from and after the date hereof. Notwithstanding the foregoing, this Agreement does not supersede any existing option agreements between Executive and Employer, all of which shall remain in full force and effect in accordance with their terms.

Law Governing Agreement

8.03. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, and all obligations shall be performable in the State of Texas.

Attorney's Fees and Costs

8.04. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Waiver

8.05. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any of the terms or provisions of this Agreement except by written instrument of the party charged with such waiver or estoppel. Further, it is agreed that no waiver at any time of any of the terms or provisions of this Agreement shall be construed as a waiver of any of the other terms or provisions of this Agreement and that a waiver at any time of any of the terms or provisions of this Agreement shall not be construed as a waiver at any subsequent time of the same terms or provisions.

Amendments

8.06. Except as otherwise provided in Section 8.07, no amendment or modification of this Agreement shall be deemed effective unless and until executed in writing by all of the parties hereto.

Severability and Limitation

8.07. All agreements and covenants contained herein are severable and, in the event any of them shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein. Should any court or other legally constituted authority determine that for any such agreement or covenant to be effective that it must be modified to limit its duration or scope, the parties hereto shall consider such agreement or covenant to be amended or modified with respect to duration and scope so as to comply with the orders of any such court or other legally constituted authority or to be enforceable under the laws of the State of Texas, and as to all other portions of such agreement or covenants they shall remain in full force and effect as originally written.

Headings

8.08. All headings set forth in this Agreement are intended for convenience only and shall not control or affect the meaning, construction or effect of this Agreement or of any of the provisions thereof.

Assignment

8.09. Executive agrees that his representations, warranties, covenants, promises and obligations contained herein may be assigned by Employer to any person, partnership, firm, association, corporation or other business entity to which Employer may transfer its business and assets or any portion thereof. This Agreement is personal to Executive and may not be assigned to any person or entity.

EXECUTED as of the day and year first above written.

EMPLOYER:

Sharing Services, Inc.

By: ______________________

Its: CHIEF EXECUTIVE OFFICER

EXECUTIVE:

____

SCHEDULE A

Exempt Intellectual Property

NONE